Force Fuels, Inc.
22525 Pacific Coast Highway, Suite 101
Malibu, California 90265
Phone: (310) 927-1711

September 17, 2009

Yolanda Crittendon
Staff Accountant
DIVISION OF CORPORATION FINANCE – Mail Stop 3010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C. 20549

Re:	Force Fuels, Inc.
Form 10-K/A for the year ended July 31, 2008 filed on June 5, 2009
Form 10-Q/A for the quarter ended October 31, 2008 filed on June 5, 2009
Form 10-Q for the quarter ended January 31, 2009 filed on June 10, 2009
Form 10-Q for the quarter ended April 30, 2009 filed on June 16, 2009
File No. 000-49993

Ms. Crittendon:

This letter responds to the oral comments conveyed by phone on September 11, 2009 concerning support for the legal position that shares that had been issued to Lawrence Weisdorn in May 2008 by the Company were not outstanding at July 31, 2008.

The Company had issued 2,500,000 shares of Common Stock to Lawrence Weisdorn in May 2008 in connection with a Consulting Agreement (the “Weisdorn Shares”).  In July 2008, the Company and Lawrence Weisdorn agreed to rescind the issuance of those shares.  In July 2009, the Company and Lawrence Weisdorn reduced that agreement to writing.  Here, Mr. Weisdorn returned the cancelled shares to the Company on August 21, 2009 and the transfer agent has appropriately marked the certificate as “void.”

There are two sufficient and completely independent bases that justify and support the Company’s position that the Weisdorn Shares were not outstanding on July 31, 2008.

The first basis is the fact that there was a binding and enforceable agreement in effect at July 31, 2008 to void the stock, albeit that the agreement was oral.

The second basis, also completely sufficient and independent of the first basis, was that the agreement to rescind the stock issuance voided such agreement ab initio.

First Basis – Oral Agreement to Rescind

First, as a basis for the Company's position, the oral agreement to rescind the issuance was entered into in July 2008, within the same fiscal quarter in which the shares were issued.  An oral agreement to rescind the issuance of shares is fully binding and enforceable when made.

Force Fuels, Inc.	- 2 -	September 17, 2009

In Wharf (Holdings) Ltd. v. United Intern. Holdings, Inc. (2001), the United States Supreme Court held that “Oral contracts for the sale of securities are sufficiently common that the Uniform Commercial Code and statutes of frauds in every State now consider them enforceable.” Wharf (Holdings) Ltd. v. United Intern. Holdings, Inc., 532 U.S. 588 (2001).

The Nevada Uniform Commercial Code states that “A contract or modification of a contract for the sale or purchase of a security is enforceable whether or not there is a writing signed or record authenticated by a party against whom enforcement is sought, even if the contract or modification is not capable of performance within 1 year after its making.” N.R.S. 104.8113.

Because the contract of rescission was entered into before the end of the fourth fiscal quarter of 2008, and the stock was issued earlier in that fiscal quarter, the Company believes it would be appropriate to treat the stock as not issued and outstanding as of July 31, 2008, and will amend its financial report to so provide.

Please let us know if you disagree or require any additional support.

Second Basis –Rescission Voids the Agreement Ab Initio

Second, as an alternative independent basis for the Company's position, rescission is a common law principle of contract law that voids the contract ab initio, meaning that it is considered "null from the beginning" and treated as if it does not exist for any purpose.

Nevada courts have held that “Parties to an existing contract may subsequently enter into a valid agreement to extinguish, rescind, or modify the former contract.  For the subsequent agreement to constitute a rescission, it must be made with the mutual consent of the parties.” Holland v. Crummer Corp., 78 Nev. 1 (1962) citing Webb v. Moran, 186 Okl. 140 (1939).  The rescission agreement entered into between the Company and Lawrence Weisdorn on July 28, 2009 and effective July 31, 2008, was made with the mutual consent of Mr. Weisdorn and the Company.

The Ninth Circuit Court has further stated that “Under true “rescission”, the plaintiff returns to the defendant the subject of the transaction, plus any other benefit received under the contract, and the defendant returns to the plaintiff the consideration furnished, plus interest.” Ambassador Hotel Co., Ltd. v. Wei-Chuan Investment, 189 F.3d 1017 (1999).

Cases from multiple jurisdictions confirm the general consensus that a rescinded contract is void ab initio and that the primary purpose of rescission is to return the parties to status quo. .  In a recent Ohio case, the court stated that the primary purpose of “rescission” is to restore the parties to their original positions as if the contract had never been formed.  “[R]escission looks backward and forward in extinguishing all rights and obligations and it attempts to restore the parties to their pre-contract positions.” Bridge v. Park Natl. Bank, 179 Ohio App.3d 761 (2008).

Force Fuels, Inc.	- 3 -	September 17, 2009

Therefore, the Company will make the proper adjustments to its financial statements to reflect the rescission in the Company’s July 31, 2008 10-K and in it most recent Form 10-Q.

Your prompt attention to this response would once again be appreciated.

Best regards,

/s/ Lawrence Weisdorn
Lawrence Weisdorn
President, Chief Executive Officer
and Chief Financial Officer